Correspondence

Becker & Poliakoff LLP

45 Broadway, 17th Floor

New York, New York 10006

Tel.: (212) 599-3322

July 23, 2021

Via Edgar

Ms. Taylor Beech

Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	GreenVision Acquisition Corp.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed July 16, 2021
Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A
Filed July 20, 2021
File No. 001-39136

Dear Commission Staff:

On behalf of GreenVision Acquisition Corp. (the “Company,” “GreenVision,” “we,” “our” or “us”), we transmit herewith Amendment No. 5 (“Amendment No. 5”) to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) via the Commission’s EDGAR system related to GreenVision’s proposed business combination with Helbiz, Inc. (“Helbiz”). In this letter, we respond to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 22, 2021 (the “Comment Letter”). For ease of reference, we have included the original comment received from Staff in the Comment Letter in bold text, followed by our response. All page references in the below response refer to page numbers in Amendment No. 5. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 5.

Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A

Helbiz Inc. Consolidated Financial Statements as of March 31, 2021 and for the three months then ended

Notes to Consolidated Financial Statements 16. Subsequent Events, page F-105

1.	We have reviewed your response to comment 6 and the revisions made to page 181 of the proxy statement in response to our comment. Please also revise Note 16 to the interim financial statements to explain why you believe the 47,511 additional Class A shares issued to acquire MiMoto should be accounted for as part of the purchase price for the acquisition transaction.

Response

In response to Staff’s comment, we have revised Note 16 of Helibz, Inc.’s Consolidated Financial Statements as of March 31, 2021 to incorporate Helbiz, Inc.’s analysis regarding its accounting treatment of the 47,511 additional Class A shares issued in connection with its acquisition of MiMoto Smart Mobility S.r.l. See page F-105 of Amendment No. 5 to the Proxy Statement.

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Thank you for your assistance in this matter. Please contact the undersigned or my partners Jie Chengying Xiu and Steven L. Glauberman with any questions or further comments. Our email addresses are, respectively, Jxiu@beckerlawyers.com, mgoldstein@beckerlawyers.com, and sglauberman@beckerlawyers.com.

Sincerely,

/s/ Michael A. Goldstein, Esq.

cc:	Robert Shapiro, SEC
Linda Cvrkel, SEC